Exhibit 99.1

Ferrari to announce Second Quarter 2017 financial results
on August 2

Maranello (Italy), July 28, 2017 - Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE) announced today that its financial results for the second quarter of 2017 will be released on Wednesday, August 2, 2017.

A live audio webcast and conference call of the 2017 Q2 results will begin at 3:00 p.m. BST / 4:00 p.m. CEST / 10:00 a.m. EDT on Wednesday, August 2.

Details for accessing this presentation are available in the Investors section of Ferrari's corporate website at http://corporate.ferrari.com. For those unable to participate in the live session, a replay will remain archived on Ferrari’s corporate website (http://corporate.ferrari.com) for two weeks after the call.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977